Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

October 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Jason Fox, Division of Investment Management

Re:	Strategy Shares (“Registrant” or “Trust”) Investment Company Act file number: 811-22497

Dear Mr. Fox:

On behalf of the Registrant, below are responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) that you provided via email with regard to the Annual Shareholder Report for the Day Hagan/Ned Davis Research Sector ETF (SSUS), Day Hagan/Ned Davis Research Sector Fixed Income ETF (SSFI), and Day Hagan/Ned Davis Research Sector International ETF (SSXU), for their fiscal year ended April 30, 2023 (the “Report”), which was filed with the SEC on Form N-CSR under the Investment Company Act of 1940, as amended (the “1940 Act”) on July 7, 2023 (Accession No. 0001580642-23-003553). Below we have provided the comment (in bold) and the Registrant’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Report.

1.                   Comment: Trustees and Officers (page 35) - In prior years, James Szilagyi was named as Treasurer of the Trust and signed the related Form N-CSR certifications as principal financial officer. The most recent Trustees and Officers table included in the Report lists Erik Naviloff as Treasurer, but the certifications have been signed by James Szilagyi. Please confirm in correspondence who is the Principal Financial Officer/Treasurer of the Trust. If necessary, please file an amended Form N-CSR to include updated certifications signed by Erik Naviloff. Otherwise, please ensure the Trustees and Officers table properly reflects James Szilagyi as Treasurer of the Trust.

Response: The Registrant confirms that James Szilagyi is Treasurer of the Trust, and that Mr. Szilagyi correctly signed the related Form N-CSR certifications as Principal Financial Officer/Treasurer. The Registrant will ensure that the Trustees and Officers table included in future shareholder reports is corrected to reflect Mr. Szilagyi as Treasurer.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Shawn Hendricks at 215-564-8778.

Very truly yours,

Michael P. O’Hare